UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

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For the month of January 2009

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT

(Exact name of registrant as specified in its charter)

36-38, avenue Kléber

75116 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-________

Paris, January 21, 2009

Press release

Veolia Transport and RATP Développement

set up joint venture to boost growth potential in Asia

Veolia Transport and RATP Développement today announced the creation of a 50-50 joint venture that will boost the two companies’ growth potential in Asia. Initially, the main targets will be China, South Korea and India. The goal of the two partners is for the joint venture to become a leader in urban transportation in Asia. The mutual ambition is to create a structure that could generate an estimated revenue of € 500 million in 2013.

Excellent fit between Veolia Transport and RATP Développement

As Veolia Transport and RATP Développement have expanded in Asia, it has become clear that there is an excellent fit between the two companies in the markets to operate urban and commuter transportation systems.

Veolia Environnement is well established in the region, including fairly recent contracts for passenger transportation systems won by its Veolia Transport subsidiary. Veolia Transport is now present in China, South Korea and India; it already operates buses in Nanjing and will be operating Line 9 of the Seoul metro from July 2009 and Line 1 of the Mumbai metro from 2010.

The RATP is an integrated company that has built strong market positions in three activities: engineering, operation and maintenance. It has an excellent brand image and recognized expertise in the development of major transportation projects, heavy transit systems and automated metro systems. In the Paris area, it operates one of the world’s largest multimodal systems, which carries 10 million people per day. The engineering subsidiaries of the RATP group have a long-standing presence in countries throughout the world.

The combination of Veolia Transport and the RATP will enable the new joint venture to become a major player. It will have the capacity to find answers to the transportation problems that are resulting from the rapid growth of countries across Asia.

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An important growth potential

The joint venture has been created for an initial period of 20 years, and Veolia Transport’s existing contracts and operating companies in China, India and South Korea will be transferred to it. These activities will generate around €100 million of annual revenue (for a full year).

Part of the growth strategy will be to put in place an intensive prospecting campaign led by mixed teams from Veolia Transport and RATP Développement. The company’s business activity will cover the operation and maintenance of urban and commuter passenger transportation systems. The mutual ambition is to create a structure that could generate an estimated revenue of €500 million in 2013.

The company will be chaired by Veolia Transport for three years, while the executive management will be the responsibility of RATP Développement.

The agreement is subject to consultation with and/or the approval of the various bodies and third parties involved.

“Asia is going to be a growth region for a long time to come, especially for mass transit because of the gap between the growing populations and existing infrastructure. We must be present in this region. Against this backdrop, the opportunity has arisen of forming an alliance with one of the world’s leading private transportation operators, Veolia Transport.” said Pierre Mongin, Chairman and CEO of the RATP.

“By joining together our synergies and expertise, we are going to strengthen our growth potential in Asia-Pacific and improve our visibility in this region, where there is such strong demand for public transportation systems,” said Henri Proglio, Chairman and CEO of Veolia Environnement.

Asian mass transit markets are booming

Asia continues to record significant growth under the effects of globalization and changing demographics. As well as the resulting need for means of transportation, government authorities now recognize the accompanying environmental problems and are giving the priority to improving mass transit systems.

The Asian mass transit market is estimated as being worth hundreds of billions of euros. The sector is undergoing reorganization and currently offers good opportunities.

In China, it is estimated that more kilometers of metro lines will be built here by 2015 than in the rest of the world, as the Chinese authorities are putting the priority on mass transit. The country now has 170 cities with a population of over 1 million, and the urban growth rate stands at an annual 3%–cities are considered as eligible for a metro system once they have over 3 million residents. Transportation regulations and subsidy policies are currently being put in place; public companies are looking for partners to help them modernize; local private companies are looking for partners to help them industrialize. Veolia Transport operates in China in the city of Nanjing and in six cities in the Jiangsu and Anhui provinces.

In India, despite one of the world’s most dynamic economies (9% growth for the past four years and 6.9% for 2009 according to the IMF), the mass transit market is still not well organized. The country has only one metro system, in Delhi. Many different projects are under study, and each one represents a growth opportunity for the new joint venture. Veolia

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Transport is the only foreign operator in the country, and is gearing up to operate Line 1 of the Mumbai metro.

South Korea is a wealthy, highly urbanized country that currently boasts a great number of metro projects, most of which are for automated systems. Government policy in public transportation is very much turned toward privatization. Veolia Transport has been present since 2007, when it won the contract to operate the main line of the metro serving the capital, Seoul, which has a population of 22 million. Some 25 cities in the country are studying the possibility of creating 54 metro lines that will cover a total of 740 kilometers.

RATP

In the Ile-de-France region surrounding Paris, the RATP operates one of the biggest transportation networks in the world. It includes 14 metro lines, two rapid transit lines, three light rail lines and 350 bus routes to transport 10 million riders per day. The RATP employs 45,000 people, whose job is to provide urban passenger transportation service at the lowest cost to the community. It also plays an active role in the economy of the Ile-de-France region through a sustained program of capital investments, which in 2009 included over  1 billion in improvements for passengers.

RATP Développement

RATP Développement, owned 95% by the RATP, was set up in 2002 to develop the RATP’s activities in transportation system operation and maintenance.

The subsidiary is an operator in France, Italy, Germany and Morocco, and will soon be working in other markets, including Algiers, Johannesburg and Sao Paulo, where it will be operating rail lines and metro systems.

RATP Développement has specialist subsidiaries in specific transportation and mobility markets (Eurailco in rail, Mobicité in local transportation and Flexcité in paratransit). The company also operates Orlyval, the rail shuttle service to Orly airport in Paris.

Veolia Transport

Veolia Environnement's transport division operates in 30 countries and employs 81,532 people. Veolia Transport posted revenue of €5.6 billion in 2007. Veolia Transport operates 38,076 road and rail vehicles and carries more than 2,5 billion passengers per year. Veolia Transport contributes to remedy the shortage of urban space and avoids 3.6 million metric tons of greenhouse gas emissions (equivalent CO2) per year. www.veolia-transport.com

Veolia Environnement

Veolia Environnement (Paris Euronext: VIE and NYSE: VE) is the worldwide reference in environmental services. With more than 319,000 employees the company has operations all around the world and provides tailored solutions to meet the needs of municipal and industrial customers in four complementary segments: water management, waste management, energy management and freight and passenger transportation. Veolia Environnement recorded revenue of €32,6 billion in 2007. www.veolia.com

IMPORTANT DISCLAIMER

Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements, including the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

Analyst and institutional investor contact: Nathalie Pinon +33 1 71 75 01 67

US Investors contact Brian Sullivan – Tel +1 (312) 552 2847

Press release also available on our web site: http://www.veolia-finance.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 21, 2009

VEOLIA ENVIRONNEMENT
By:	/s/ Alain Tchernonog
Name: Alain Tchernonog
Title: General Secretary